UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

Overview of a Plan for Revitalization of Sound Management

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: December 9, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Overview of a

Plan for Revitalization of Sound Management

December, 2011

Sumitomo Mitsui Trust Holdings, Inc.

The Management Integration

On April 1, 2011, Chuo Mitsui Trust Holdings, Inc. (the “former CMTH”) and The Sumitomo Trust and Banking Co., Ltd. (“STB”) conducted a management integration through a share exchange, establishing the new holding company, Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”).

By combining the personnel, know-how, and other management resources of both the former CMTH and STB groups and merging their respective strengths, the new Trust Bank group has been established with the goal of being even better able to swiftly provide more comprehensive solutions to its clients.

On April 1, 2012, SMTH plans to merge the three trust banks operating as its subsidiaries, namely The Chuo Mitsui Trust and Banking Company, Limited (“CMTB”), the Chuo Mitsui Asset Trust and Banking Company, Limited (“CMAB”), and STB, and establish the new Sumitomo Mitsui Trust Bank, Limited (the “New Bank”).

1.	Policies, etc. for Management Rationalization

(1)	Group Management Strategy

Through the following basic strategy, Sumitomo Mitsui Trust Group will leverage its strengths towards building a business model that is clearly differentiated from those of the megabank groups.

(i)	Provide comprehensive solutions, with superior products and services.

Sumitomo Mitsui Trust Group will leverage its high degree of expertise and wide range of capabilities, cultivated by both the former CMTH and STB groups in their respective fields over the years, to provide comprehensive solutions with superior products and services in order to respond to client needs.

(ii)	Concentrate management resources on strategic areas, and focus on pursuit of synergy effects

Sumitomo Mitsui Trust Group will enhance earnings power and achieve stable, sustainable growth by concentrating management resources on strategic areas in which the Group has competitiveness, and in which it can expect further growth and synergy effects among its businesses.

(iii)	Balance financial soundness and capital efficiency

Sumitomo Mitsui Trust Group will aim to secure capital adequacy in terms of both quality and quantity, maintaining a sound financial position while also enhancing capital efficiency through the reinforcement of its fee businesses by leveraging the Group’s trust functions.

(2)	Strategy of Each Business

Sumitomo Mitsui Trust Group will move ahead with business strategies for each of the six business segments to be established as profit and loss management units appropriate to the New Bank. At the same time, for those areas of operation which require the Group to exercise its comprehensive strengths through strategic coordination among businesses, the Group will establish cross-business organizations and frameworks for collaboration, building an organizational structure that will enable it to respond appropriately to the increasingly sophisticated, diverse needs of its clients.

In addition, the Group will work to differentiate itself from its competitors by strengthening the global deployment of each of its businesses through leveraging its alliances with financial institutions overseas, etc.

•	Retail Business

By providing advanced consulting and products and services that suit best to client life stages, Sumitomo Mitsui Trust Group will aim to become, for its retail clients, “a main bank in asset management and administration” with strong comprehensive solutions.

(Individual Deposits)

In individual deposit operations, by setting interest rates based on an appropriate assessment of the macroeconomic environment, the Group will secure a stable funding base, generating opportunities for transactions with new clients, and moving ahead to expand transactions with existing clients to become their main bank.

(Investment Trust and Insurance Sales)

Investment trust and insurance sales is central to individual asset management products, and is positioned as a growth area, and Sumitomo Mitsui Trust Group will strengthen its initiatives in this segment while ensuring a spirit of client protection and respect for compliance. Specifically, the Group strengthens its consulting capabilities and work to provide products and information that meet its clients’ needs by increasing the number of sales staff, sharing sales expertise, and by establishing and enhancing a system for training its sales staff.

(Loans to Individuals)

With its key housing loan products, Sumitomo Mitsui Trust Group will aim to construct a long-term, stable revenue base by strengthening its marketing structure through an increase in sales staff, and by building quality loan assets through setting of appropriate interest rates based on market trends.

(Will Trust and Inheritance Management)

By combining the advanced expertise it has built up as a trust bank, and the highly specialized, diverse functions within the Group, Sumitomo Mitsui Trust Group will aggressively build its business in the area of wills, inheritance, and real estate operations for individuals.

•	Wholesale Business

In order to meet the various needs of domestic and overseas corporate and financial clients in enhancing their corporate value, Sumitomo Mitsui Trust Group will increase its presence as a strategic partner by providing comprehensive solutions derived from the integration of various functions of the Group, while working to expand globally and aiming to become the leading trust bank in the Asian region.

(Corporate Loans)

While fulfilling its role as one of the core players in the financial intermediaries sector, Sumitomo Mitsui Trust Group will work to secure and expand a volume of loans appropriate to a major bank, aiming to establish a top-tier position domestically.

In addition, the Group will take advantage of its consulting functions in response to the various management issues of its clients, while working to develop and expand sales of a diverse range of financial products utilizing its trust and financial intermediary functions. In overseas business, the Group will strengthen its initiatives in foreign-currency-denominated deposit operations, while also addressing the trust business through its alliance partners.

•	Stock Transfer Agency Service

By delivering accurate, swift processing and delivering high value-added services, Sumitomo Mitsui Trust Group will provide its clients with detailed support to resolve their issues, through which it will work to maintain and expand an industry-leading client base. By promoting improvements to its consulting services and a lower cost structure, the Group will also work to strengthen profitability.

Through these efforts, Sumitomo Mitsui Group aims to become its clients’ “key partner in stock strategy and practice, delivering industry-leading advanced consulting and high-quality administrative systems and operations”.

•	Real Estate Business

Sumitomo Mitsui Trust Group will aim to become the unchallenged No. 1 trust group in the real estate business, with unified, comprehensive strengths across banking, trust, and real estate operations.

(Real Estate Brokerage Services)

In real estate brokerage operations, with the expansion of its information base resulting from the management integration, Sumitomo Mitsui Trust Group will work to expand the volume of information it obtains involving real estate deals, while strengthening its information matching capabilities. In addition, given the globalization of real estate investment needs, and a recovery of the market going forward, the Group will also strengthen its efforts to reach out to both existing investor clients and new investors in Asia and other overseas markets.

(Real Estate Trust Operations)

In real estate trust operations, Sumitomo Mitsui Trust Group will work to expand its balance of entrusted assets, endeavoring to secure stable revenue from its stock. At the same time, by responding as appropriate of revisions to relevant laws and statutes and providing an advanced trust management system, the Group will work to increase the quality of its property management services, and further increase client satisfaction.

•	Fiduciary Business

As the largest financial group in Japan in terms of assets under management and assets under custody, Sumitomo Mitsui Trust Group will provide integrated, high-level services ranging from system design to asset management and administration. Further, by responding to the broad needs of its clients, the Group will work to build strong brand recognition and further strengthen its competitiveness.

(Pension Business)

In the pension business, by providing solutions that address the various issues of domestic institutional investors from both the liability and the asset sides, Sumitomo Mitsui Trust Group will focus on winning the trust of its clients, while expanding assets under management. Further, as part of marketing these solutions, the Group will propose incorporating high value-added products, contributing to the improved efficiency of its clients’ portfolios, and leading to an improvement in Group profitability.

In defined contribution pension operations, the Group will place an even greater focus on acquiring businesses of plan administration and record keeping and sales of investment products, by planning systems based on the needs of its clients and providing high-quality, rich services in investment education and other areas.

(Asset Management and Administration)

In asset management and administration, Sumitomo Mitsui Trust Group will focus on strengthening its management capabilities in Asian securities market, and expanding entrusted assets from overseas investors. In investment trust management operations, the Group will utilize its investment expertise and client base to strengthen its product planning and development functions, aiming to expand Group profitability, covering the investment management, sales, and administration. In investment trust administration operations, the Group will work to expand the balance of entrusted assets by differentiating its administrative services from those of its competitors, while strengthening sales to distributers.

•	Market Activities

As one of the leading players in the domestic market, Sumitomo Mitsui Trust Group will respond to the interest rate/foreign exchange rate investment and risk management needs of its clients by providing timely solutions utilizing the Group’s market making functions and marketable financial products.

Through a dynamic operation that takes into account changes in financial markets, the Group will adequately control its internal market risks, working toward the stabilization and expansion of Group profitability.

(3)	Management Rationalization Plan

Following the management integration, Sumitomo Mitsui Trust Group anticipates the cost of consolidation of headquarters and branches, IT systems integration cost, and other integration-related expenses to total ¥48.4Bn (cumulative total for the period from FY2011 to FY2014).

From FY2011 onward, these integration costs are expected to be absorbed with cost synergies in branch-related expenses, IT systems costs, and personnel expenses.

The plan calls for securing a favorable OHR level of 47.78% in FY2014, the final year of the plan.

(FY immediately prior to

management integration)

	(000,000)	(000,000)	(000,000)	(000,000)	(000,000)
Unit: Bn ¥	FY2010	FY2011	FY2012	FY2013	FY2014
Personnel + Non-Personnel Expenses	230.5	237.2	242.9	238.4	238.6
(Excluding integration expenses)	(230.5)	(236.9)	(239.5)	(234.3)	(230.4)

(FY immediately prior to

management integration)

	(000,000)	(000,000)	(000,000)	(000,000)	(000,000)
	FY2010	FY2011	FY2012	FY2013	FY2014
OHR	50.91%	51.34%	55.08%	51.57%	47.78%

A.	Personnel Expenses

(FY immediately prior to

management integration)

	(000,000)	(000,000)	(000,000)	(000,000)	(000,000)
Unit: Bn ¥, No. of Personnel	FY2010	FY2011	FY2012	FY2013	FY2014
Personnel Expenses	100.9	101.7	103.1	101.3	100.1
No. of Employees	9,945	9,920	9,900	9,800	9,750

•	Will work to reduce personnel expenses through operational streamlining, with the plan to attain personnel expenses of ¥100.1Bn in FY2014.

B.	Non-Personnel Expenses

(FY immediately prior to

management integration)

	(000,000)	(000,000)	(000,000)	(000,000)	(000,000)
Unit: Bn ¥	FY2010	FY2011	FY2012	FY2013	FY2014
Total Non-Personnel Expenses	129.6	135.5	139.8	137.1	138.4
(Excluding integration expenses)	(129.6)	(135.2)	(136.3)	(133.0)	(130.3)
Excluding computerization-related expenses	91.9	97.4	98.6	95.9	93.6

•

Through consolidation of overlapping branches, and a reduction in outsourcing and other costs through operational streamlining, the plan is to attain total non-personnel expenses of ¥138.4Bn in FY2014.

C.	Subsidiaries and Affiliates

•

To early realize integration synergies, in addition to the integration of the three bank subsidiaries, the Group will also move solidly ahead with integration and reorganization of other Group companies.

•

In the integration of Group companies, departments in charge of them at the bank subsidiaries will actively involve themselves in working to improve efficiency and reduce costs while utilizing the product and services strengths of each company.

•

Group subsidiaries such as asset management subsidiaries in investment trusts, finance- leasing subsidiaries, and real estate brokerage subsidiaries, will work to further leverage their accumulated expertise, while endeavoring to improve Group profitability through coordination among Group companies.

•

Administrative outsourcing subsidiaries and other subordinate subsidiaries will push to improve service quality, while expanding the scope of services provided and improving efficiency, working even harder to help reduce costs on a Group-wide basis.

•

In terms of strengthening consolidated management, Sumitomo Mitsui Trust Group will continue to aggressively review measures for capturing new revenue by leveraging its Group subsidiaries and affiliates.

2.	Condensed Version of Chart 1

(Unit: Bn ¥)
	FY2010 Actual	FY2011 Plan	FY2012 Plan	FY2013 Plan	FY2014 Plan
[Aggregate of three companies (CMTB, CMAB, and STB) or New Bank]
Gross Business Profit	475.5	485.7	462.6	485.3	524.1
General and Administrative Expenses	242.1	249.4	254.8	250.3	250.4
Net Business Profit (Note 1)	233.3	236.3	207.8	235.0	273.7
Total Credit Costs (Note 2)	17.6	16.3	20.0	30.0	30.0
Net Gains on Stocks	-7.3	-26.4	1.2	6.4	2.0
Ordinary Profit	149.4	163.3	162.8	185.4	219.6
Net Income	123.0	98.5	87.5	107.9	127.9
OHR	50.91%	51.34%	55.08%	51.57%	47.78%

[Aggregate of three companies (CMTB, CMAB, and STB) or New Bank + CMTB Equity Investments Co., Ltd.]
Net Business Profit (Note 1)	234.8	236.3	207.8	235.0	273.7
Total Credit Costs (Note 2)	17.6	16.3	20.0	30.0	30.0
Net Gains on Stocks	-5.3	-26.4	1.2	6.4	2.0
Ordinary Profit	152.9	163.3	162.8	185.4	219.6
Net Income	126.4	98.5	87.5	107.9	127.9

(Note 1)	Net business profit is the net profit before deducting provision of general allowance for loan losses and written-off of principal guaranteed trust account.
(Note 2)	Total credit costs are the total of provision of general allowance for loan losses + banking account credit costs + written-off of principal guaranteed trust account

3.	Policies for Establishing a Responsible Management Structure

(1)	Governance Structure

•

While the structure will allow for the banking subsidiaries to conduct their entire operations independently, the holding company will serve to manage business operations of banking subsidiaries from the viewpoint of the Group as a whole.

•

The holding company is a small organization with functions including formulation of Group strategy, monitoring of administration of business activities, allocation of management resources, supervision of risk management, supervision of compliance management, and supervision of internal auditing.

(2)	Management Principles Based on the Social and Public Nature of Financial Institutions

•	Sumitomo Mitsui Trust Group has established the following four Management Principles:

(i)	The Group will swiftly provide comprehensive solutions to its clients by fully utilizing its significant expertise and comprehensive capabilities.

(ii)	The Group will adhere to the principles of sound management based on a high degree of self-discipline with the background of “Trustee Spirit” and will establish strong credibility from society.

(iii)	The Group will strive to fulfill all shareholder expectations by creating distinct values through fusing the various functions featuring the trust bank group.

(iv)	The Group will offer a workplace where the diversity and creativity of its employees are more fully utilized to add value to the organization and where employees can have pride and be highly motivated in fulfilling their missions.

(3)	Management Decision-Making Process and Function of Mutual Checks

(i)	Board of Directors

In addition to making decisions regarding important operational matters, the board supervises the business activities of the representative directors.

(ii)	Corporate Auditors/Board of Corporate Auditors

In addition to attending meetings of the board of directors and other important meetings, corporate auditors audit the directors in the fulfillment of their duties.

A majority of auditors are external auditors at each Group company, ensuring the independence of the audit function.

(iii)	Executive Committee

The Group establishes Executive Committee and other meetings, both to strengthen the function of mutual checks in the management decision-making process, and to ensure transparency.

(4)	Voluntary, Pro-Active Disclosure

Disclosure Policy is established not only to make public the Group’s information disclosure policy, but also to work toward more appropriate operations by keeping the Group personnel informed.

The Group will work to proactively disclose the corporate information deemed useful in helping investors to better understand the Group, under the basic conditions of timeliness, accuracy, and fairness. At the same time, the Group will make proactive use of the internet, various publications, and a variety of other tools to disclose information as broadly as possible, in a timely, accurate, and fair manner, whether to clients, shareholders, or investors, both at home and abroad.

4.	Policies, etc. for Preventing Outflow of Profits through Dividends, etc.

(1)	Basic Approach

In consideration of the public nature of financial institutions, Sumitomo Mitsui Trust Group will work to accumulate retained earnings, with a basic dividend policy that calls for returning profits to shareholders in line with financial results.

(2)	Dividends

Sumitomo Mitsui Trust Group has positioned the return of profits to shareholders as an important management policy, and as a measure toward the return of profits to shareholders in line with financial results, has established a basic dividend policy calling for a consolidated dividend payout ratio of approximately 30%.

The Group plans to pay ¥8.0 per share as an annual dividend on common share for FY2011.

(3)	Directors’ Compensation/Bonuses

Sumitomo Mitsui Trust Group will work to curb the directors’ compensation and bonuses by reducing the number of directors, which was 34 before management integration, to 25 from FY2012 onward. In addition, the Group will establish appropriate compensation level based on business conditions etc., through introducing a system of compensation and bonuses linked to financial performance, in order to clarify directors’ responsibility for business results.

5.	Policies for Ensuring Smooth Lending and Other Credit Facilities

(1)	Basic Approach

Sumitomo Mitsui Trust Group will work to secure and expand a volume of loans appropriate to a major bank, working as a core financial intermediary player in responding to the fund-raising needs of clients both at home and abroad, based on considerations of the safety, profitability, growth potential, and public nature of such loans, while ensuring strict credit risk management by individual company, industry, and country.

In credit facilities for small and medium-sized enterprises (“SMEs”), Sumitomo Mitsui Trust Group will provide value-added services befitting a trust bank of international standards. This will enable the Group to unearth demand for operating and capital spending funds needed for the growth of SMEs, business funds for entry into foreign markets, and funds for business development through M&As, contributing to the development of Japanese economy and Japanese companies, and the growth and further development of SMEs.

In particular, based on the “Action Plan for the Invigoration, etc. of Financial/Capital Markets and Financial Industry” formulated by the Financial Services Agency, the Group will focus on providing funds to Japanese SMEs operating overseas.

From the viewpoint of strengthening risk management, the Group recognizes that correcting over-concentration of loans to any one company or industry is an important management issue. In its goals for lending to SMEs, and to focus SME lending on its proper role of supporting the business of SMEs based on their creditworthiness, the Group will exclude loans to companies capable of raising funds through the interbank market, loans to real estate investment trusts, real estate non-recourse loans, and standardized apartment loans, similar to housing loans, backed by guaranty companies. At the same time, based on the above action plan, the Group will add lending to overseas offices of Japanese companies entering foreign markets, and domestic foreign-currency-denominated loans used as hedges against exchange rate risk, formulating an overall plan for lending to SMEs and working to achieve a solid net increase in loan volume.

In addition, based on enforcement of the Act on Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc., the Group will continue to work to respond appropriately to applications for changes of repayment terms, etc., and to support the formulation of management restructuring plans and business improvements.

As to loans to individuals, the Group will continue to build loan assets with a focus on housing loans.

(2)	Specific Measures

•	Activities to reinforce and increase loans

•	Implementation of flexible interest rate operations

•	Enhanced efforts in loans to the Japanese affiliated companies operating overseas, and foreign-currency-denominated lending

•	Promotion of buyout financing, etc.

•	Supply of funding through composition of and participation in syndicated loans

•	Supply of funding through asset-backed loans, etc.

•	Promotion of credit facilities through alliances with other companies

•	Efforts by the Group’s affiliates to provide SME funding

(3)	Organizational/Structural Change

•	Establishment of a support structure for front offices

•	Consider change of structure for achieving planned objectives of credit facilities for SMEs

(i)	Establish concrete policies for achieving planned objectives. Establish a new Committee for Promoting SME Credit Facilities/Financial Intermediation (at the director level), and a Liaison Committees (at the section office level)

(ii)	Establish a new department/section in the head quarter responsible for formulating and managing plans for lending to SMEs

(iii)	Reinforce sales force in oversea branches targeting the o Japanese corporations operating overseas.

•	Continue to consider change of front office structure

6.	Policies for Securing Financial Resources for Cancellation, Refunding, Redeeming, or Repaying, at a Profit, Shares, etc. and Borrowing Related to the Issue, etc. of Shares, etc.

(1)	Approach to Cancellation, Refund, Redemption, or Repayment

With regards to public funds, based on a principle of early repayment, and paying adequate attention to maintaining sound management and avoiding any negative impact on the market, Sumitomo Mitsui Trust Group maintains a policy of completing repayment as early as possible through methods such as sales in the market.

Through appropriate execution of this plan, the Group will work to steadily accumulate a surplus.

(2)	Change in Surplus

As of the end of FY2010, the Group has secured a surplus that far exceeds the ¥200.35Bn balance of its public funds.

Change in surplus (Bn ¥)

(FY immediately prior to

management integration)

	End of FY2010	End of FY2011	End of FY2012	End of FY2013	End of FY2014
Surplus*[1]	766.6	811.1	935.4	994.6	1,066.4
Capital Adequacy Ratio*[2]	—	15.67%	15.72%	16.25%	16.57%
Tier I Ratio*[2]	—	11.38%	11.63%	11.86%	11.95%

*1	Surplus: Surplus of the holding company and combined surplus of the three banking subsidiaries or the New Bank, from which an amount equivalent to retained earnings has been deducted.
*2	Capital Adequacy Ratio/Tier I Ratio: On a consolidated basis for SMTH

7.	Policies for Ensuring Financial Strength and Sound and Appropriate Business Operation

(1)	Disposal of Non-Performing Loans

As of the end of FY2010, the banking subsidiaries of Sumitomo Mitsui Trust Group maintained non-performing loan ratio at low level (CMTB at 1.0%, and STB at 1.2%).

The Group will continue to ensure strict credit management based on economic conditions, and implement steady disposal of existing non-performing loans.

Specifically, as to companies classified as at risk of bankruptcy or worse, the Group will promote business improvement through corporate rehabilitation, write-offs, and sales of debts to external investors. In addition, as to substandard companies, the Group will work to support rehabilitation efforts by providing support of formulation of restructuring plans to companies subject to rehabilitation, and by utilizing corporate rehabilitation funds, etc.

(2)	Status of Unrealized Gains/Losses and Disposal Policies Going Forward

Unrealized losses of available-for-sale securities of the former CMTH as of the end of FY2010 were -¥3.3Bn (on a holding company consolidated basis).

(Reference: unrealized gains of STB were ¥71.4Bn on a consolidated basis.).

Regarding a reduction in cross shareholdings, Sumitomo Mitsui Trust Group continues to recognize the importance of reducing stock price fluctuation risk even after the integration. The Group is working to further reduce its balance of cross shareholdings, and by the end of FY2013, plans to reduce their balance (after adjusting hedge effects) to approximately 30% of consolidated Tier 1 capital.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.